September 21, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Health Directory Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed August 12,2011 File No. 333-174581

Dear Mr. Houseal:

We represent Health Directory, Inc. (“Health Directory” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 12, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1A filed on August 12, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.	Please include in your amended filing updated financial statements and related disclosure pursuant to Rule 8-08 of Regulation S-X.

Response: The Registration Statement on Form S-1/A has been revised to include updated financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Description of Business, page 10

2.
We refer to prior comment 2. While you state in your supplemental response to this prior comment that you have revised your document as requested, it appears that no such revisions have been made. Please advise.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to remove statements regarding our competitors’ marketing strategies and limitations.

Risk Factors

Risks Related to Our Business, page 2

"We may be exempt from the reporting obligations pursuant to Section 15(d) of the Securities Exchange Act...", page 6

3.
We refer to the revisions made in response to prior comment 3. Please more fully describe your limited reporting obligations as a Section 15(d) filer. For example, you will not be subject to Sections 14 and 16 of the Exchange Act among other provisions. In addition, you should include disclosure regarding your limited reporting obligations under a separate risk factor subcaption that adequately describes this risk.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to disclose a separate risk factor that adequately describes the risk related to our limited reporting obligations as a Section 15(d) filer.

"We are not required to provide management's report on the effectiveness of our internal controls over financial reporting...." page 6

4.
We refer to prior comment 4. Although you have included a revised risk factor subcaption in response to this comment, we note that you continue to include thei naccurate subcaption from your previous filing. Please advise or revise your document as necessary.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to disclose that we will be exempt from the auditor attestation requirements so long as we are a smaller reporting company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.
We note that you intend to use $10,000 of the capital you have raised to date for marketing expenses and the remainder of the funds towards salary and other operational expenses. When you update your management's discussion and analysis, please ensure that you provide quantitative estimates of each material planned capital expenditure during that period. By way of example, we note that you have not provided an estimate of the costs you will incur upon becoming a public reporting company.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to update our management’s discussion and analysis to provide quantitative estimates of each material planned capital expenditure during that period.

Sincerely,

Sichenzi Ross Friedman Ference Anslow, LLP